Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

September 7, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/ Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s launches Minoxidil for women following first-ever approval in India for the treatment of female pattern hair loss.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc. (Stock Code: RDY)

         NSE IFSC Ltd. (Stock Code: DRREDDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	USHA IYER
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy’s launches Minoxidil for women following first-ever approval in

India for the treatment of female pattern hair loss

Hyderabad, India, September 07, 2021	For Immediate Release

Hyderabad, India. September 07, 2021 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as “Dr. Reddy’s”) announced the launch of the prescription drug Minoxidil topical solution USP 2% and 5% for the treatment of female pattern hair loss (FPHL). Dr. Reddy’s will sell its products under the brand names Mintop™ 2% and Mintop Eva™ 5% respectively.

The launch follows the first-ever approval of the additional indication by the Central Drugs Standard Control Organization (CDSCO) in India for the use of Minoxidil topical solution USP 2% and 5% for treatment of FPHL. Minoxidil topical solution will become available as first-line treatment option for FPHL in India. While Minoxidil topical solution has been approved in India for the treatment of alopecia in men (male pattern baldness), there are presently no other drugs approved for the treatment of FPHL in India.

Female pattern hair loss is the most common cause of hair loss in women and its prevalence increases with advancing age, often leading to psychological distress(1). Initial symptoms may develop during the teenage years and may lead to progressive hair loss with a characteristic pattern distribution(2). Prevalence of FPHL may also increase post menopause with a possible hormonal influence(3). Minoxidil Topical Solution acts like a peripheral vasodilator that further enhances microcirculation to hair follicles. It can reverse the hair loss process of androgenetic alopecia by increasing the diameter of the hair shaft. The solution is responsible for stimulating anagen growth and prolonging the anagen phase. It also stimulates anagen recovery from the telogen phase(4). Minoxidil will be available only on prescription by a dermatologist.

M.V. Ramana, Chief Executive Officer – Branded Markets (India & Emerging Markets) said: “This approval marks the first-ever given to a first-line treatment option for female pattern hair loss, and truly fulfils a hitherto unmet need. Our Minoxidil topical solution (Mintop™ 2% & Mintop Eva™ 5%) for women will be widely available in the country, and through this launch, we hope to bring relief and comfort to patients diagnosed with FPHL in India.”

References:

(1)	Dinh QQ, Sinclair R. Female pattern hair loss: current treatment concepts. Clinical interventions in aging. 2007 Jun;2(2):189.
(2)	Vujovic A, Del Marmol V. The female pattern hair loss: review of etiopathogenesis and diagnosis. BioMed research international. 2014 Apr 9;2014.
(3)	Ramos PM, Miot HA. Female pattern hair loss: a clinical and pathophysiological review. Anais brasileiros de dermatologia. 2015 Jul;90:529-43.
(4)	Suchonwanit P, Thammarucha S, Leerunyakul K. Minoxidil and its use in hair disorders: a review. Drug design, development and therapy. 2019;13:2777.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.